Mail Stop 4561

October 4, 2006

Carl J. Chaney
Executive Vice President and Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

> **Re: Hancock Holding Company**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-13089**

Dear Mr. Chaney:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your future disclosure in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Exhibit 13 – 2005 Annual Report to Stockholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary – Table 1

1.   We note your disclosure of Adjusted Earnings (Non-GAAP) that represents your net earnings adjusted for the effect of storm-related items and gains on sales of branches and credit card merchant services. If you present this non-GAAP measure in future filings, please disclose the reasons why you believe the presentation of this non-GAAP financial measure provides useful information regarding your financial condition and results of operations and describe specifically how management uses the non-GAAP financial measure. Please provide us with your proposed future disclosure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

2.   If the effect of storm-related credit losses recurs in subsequent periods and you continue to present this non-GAAP financial measure, please tell us how you will apply the guidance described in Item 10(e)(1)(ii) of Regulation S-K and Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by the Division of Corporation Finance.

3.   We note your disclosure of Adjusted (non-GAAP) Diluted Earnings per Share. ASR 142 states that per share data other than that relating to net income, net assets and dividends should be avoided in reporting financial results. As the non-GAAP per share measure does not depict the amount that accrues directly to shareholders' benefit, please tell us why you believe this non-GAAP per share measure is meaningful from an operating viewpoint and specifically how the measure is used by management. If you continue to believe that this non-GAAP per share measure provides meaningful information to investors, please provide us with your proposed future disclosure addressing these concerns. Refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by the Division of Corporation Finance. Please provide us with your proposed future disclosure.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief